Exhibit 99.2

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102FI

For the Year ended December 31, 2022 and 2021

March 31, 2023

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Introduction

This Management’s and Discussion and Analysis (“MD&A”), dated March 31, 2023, is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of The INX Digital Company INC. (“TINXD” or together with its consolidated subsidiaries, the “Company”) for the year ended December 31, 2022 and December 31, 2021.

This MD&A has been prepared in compliance with the requirements of Form 51-102F1, in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. This MD&A should be read in conjunction with the audited consolidated financial statements for year ended December 31, 2022 and December 31, 2021, together with the notes thereto. Results are reported in United States dollars, unless otherwise noted. The results for the year ended December 31, 2022, are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as of March 31, 2023, unless otherwise indicated.

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that the consolidated financial statements and MD&A do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these filings, and the financial report together with the other financial information included in these filings fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented in these filings.

The audited consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 1 – Presentation of Financial Statement as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Company as of and for the years ended December 31, 2022, and 2021, were authorized for issuance in accordance with a resolution of the board of directors on March 30, 2023.

This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements (see “Forward-Looking Statements”).

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the INXD’s common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the board of directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Forward Looking Statements

The information set forth in this MD&A contains statements concerning future results, future performance, intentions, objectives, plans and expectations that are, or may be deemed to be, forward- looking statements. These statements concerning possible or assumed future results of operations of the Company are preceded by, followed by or include the words ‘believes,’ ‘expects,’ ‘anticipates,’ ‘estimates,’ ‘intends,’ ‘plans,’ ‘forecasts,’ or similar expressions.

Forward-looking statements are not guarantees of future performance. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties, including, but not limited to, those identified in the “Risks and Uncertainties” section above. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether written or oral that may be made by or on the Company’s behalf, except as required under securities law.

Purchase Transaction

The INX Digital Company, Inc. (formerly - Valdy Investments Ltd.) (the “Company” or “TINXD”) was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018 and its registered office is at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada.

The Company completed its initial public offering (“IPO”) during fiscal 2019 and was classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 of the TSX Venture Exchange (the “TSXV Exchange”), until November 16, 2021.

The principal business of the Company was to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein (“Qualifying Transaction”). The purpose of such an acquisition was to satisfy the related conditions of a Qualifying Transaction under the TSXV Exchange rules.

On March 31, 2021, the Company entered into a definitive securities exchange agreement (the “Original Securities Exchange Agreement”) with INX Limited (“INX”), a company incorporated under the laws of Gibraltar and the securityholders of INX (the “INX Securityholders”), whereby the Company proposed to acquire all issued and outstanding securities of INX (the “Transaction”). The Original Securities Exchange Agreement was amended by the Company, INX, PI Financial Corp. and Eight Capital entering into an Amendment to the Securities Exchange Agreement dated as of July 23, 2021 (the “Amendment”), and together with the Original Securities Exchange Agreement, (the “Amended Agreement”), among other things, extended the deadline for completion of the Transaction to January 24, 2022, subject to possible earlier termination.

Subsequently, the Company, INX, the INX Securityholders, PI Financial Corp. and Eight Capital entered into an Amended and Restated Securities Exchange Agreement dated as of November 3, 2021 (the “Amended and Restated Securities Exchange Agreement”) which replaced and superseded the Amended Agreement.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Following entry into the Original Securities Exchange Agreement, the Company engaged with and made submissions to the TSXV Exchange with respect to the previously disclosed proposed Qualifying Transaction with INX. Following discussions with the TSXV Exchange, the Company was not able to complete the proposed Qualifying Transaction on the TSXV Exchange. Accordingly, the Company entered into the Amended and Restated Securities Exchange Agreement and applied to voluntarily delist its common shares from the TSXV Exchange.

On December 31, 2021, the Company received conditional approval from the Neo Exchange Inc. (“Neo Exchange”) to list the combined entity’s (the “Resulting Issuer”) common shares. On January 10, 2022, the Company completed the Transaction with INX, whereby INX became a wholly owned subsidiary of the Company. The Transaction resulted in a reverse takeover transaction whereby current shareholders of INX (pre-transaction) became majority shareholders of the Company. The Resulting Issuer continued the business of INX. Also, on January 24, 2022, the Company’s shares started to trade on the NEO Exchange.

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares eligible to be cleared and settled by the Depository Trust Company.

Description of Business

The Company, through its subsidiaries, is engaged in the operation and ongoing development of integrated and regulated solutions for trading of blockchain assets on a digital asset and security token trading platform, and providing other services and products related to the trading of blockchain assets. The INX.One trading platform is designed to help customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, as well as operations and accounting functions. The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

The Company operates in the following reportable segments:

●	Digital assets segment - offers integrated, regulated solution for trading blockchain assets that includes a digital asset and security token trading platform, and other services and products related to the trading of digital assets.

●	Brokerage segment - facilitates financial transactions between financial institutions and offers a full range of brokerage services to banks worldwide.

INX Token

As part of the Company’s blockchain ecosystem, a wholly owned subsidiary, INX Limited (“INX”) created the INX Token (the “INX Token”), and on August 20, 2020, the U.S Securities and Exchange Commission (the “SEC”) acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared the effectiveness of the initial public offering of INX Tokens (“The INX Token Offering” or “the Offering”) pursuant to which INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

In July 2021, INX listed the INX Token for trading on the trading platform for “digital securities,” i.e., digital assets that constitute securities under the applicable law, operated through INX’s subsidiary, INX Securities, LLC (formerly the “INX Securities Trading Platform”, rebranded in 2022 as INX.One).

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. In addition, INX reserves an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by INX to the public pursuant to the Offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. INX does not intend to issue these reserved INX Tokens for general fundraising purposes; these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than nine months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. As of December 31, 2022, the Company held approximately 67.5 million INX Tokens in reserve.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2022, the INX cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected on April 30, 2023.

Holders of INX Tokens are also entitled to, at a minimum, a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Organizational Structure

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”), wholly owned by Shy Datika, the CEO of the Company, who on a combined basis as of December 31, 2022, owns 19.676% of the Company’s outstanding Ordinary shares.

The Company operates through the following wholly owned subsidiaries:

●	INX, a company incorporated in Gibraltar, is engaged in the operation and development of a digital assets trading platform, a security token trading platform and other services and products related to the fully integrated and regulated solutions for trading of blockchain assets. INX completed a SEC registered initial public offering of the INX Token. The offering of the INX Token was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 43 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital asset trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AAVE, AVAX, BTC, COMP, CRV, ETH, FTM, GYEN, LINK, LTC, MANA, MATIC, POWR, SAND, UNI, USDC, USDT, ZEC, ZUSD, YFI.

●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021 as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC.

●	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021, for the purchase of all of the issued outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and are registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020 and was acquired on April 1, 2021. Midgard provides software development services for the group and holds the related intellectual property.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021 for a nominal consideration.

●	INX Solutions Limited, incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions Limited provides liquidity and risk management services, it commenced operations during the second quarter of 2022.

The following subsidiaries are currently dormant:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

●	INX Services, Inc., a Delaware corporation.

Changes in Share Capital During the Year Ended December 31, 2022

In connection with the completion of the Transaction, the Company consolidated its issued and outstanding common shares (the “Consolidation”) on the basis of one (1) post-Consolidation Share for every 2.7266667 pre-Consolidation Shares outstanding on a fully-diluted basis such that immediately prior to the Closing, there were 5,124,740 Shares outstanding on a fully-diluted basis, including 1,280,000 shares issues to finders (“post consolidated shares”). The deemed value of the post- consolidated shares was $4,372,000 based on a per share price of $0.85 which share price is derived from the proceeds allocated to the shares issued in the contemporaneous private placement described below.

The Company issued to the shareholders of INX (excluding holders of INX Financing Shares, as defined below), consideration of an aggregate of 167,331,410 post-Consolidation common shares. The common shares issued to holders of INX Financing Shares were issued on a 1:1 basis, and all other common shares will be issued on the basis of 10.4871348 common shares for each INX Share (the “Conversion Ratio”).

As part of the Transaction the Company also completed a private placement of 31,680,000 INX subscription receipts for gross proceeds of $31,283,000. Each unit consisted of one common share (each an “INX Financing Share”) and one-half of one common share purchase warrant exercisable for two years at an exercise price of CAD1.88 ($1.49) per share. The warrants were valued at $4,255,000 as of the date of the private placement.

The balance of the gross proceeds from the private placement in the amount of $27,028,000 was allocated to the common shares. The related cash issuance cost amounted to $1,692,000, and the net addition to equity amounted to $25,336,000.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Subsequently, pursuant to the terms of the Amended and Restated Securities Exchange Agreement, on January 10, 2022, Valdy acquired all the issued and outstanding securities of the INX from INX Securityholders by way of a securities exchange, as presented below:

	Ordinary Shares	Share Premium
Balance as of January 1, 2022	167,331,410	$24,198,000
Issuance of shares for reverse takeover transaction	5,124,740	4,372,000
Issuance of private placement shares, net of issuance costs	31,680,000	25,336,000
Share based compensation to employees and advisors	-	2,969,000
Issuance of shares upon exercise of shares option and vesting of restricted shares units	2,822,517	28,000
Exercise of options under SAFE agreements	961,607	179,000
Repurchase of shares	(96,500)	(29,000)
Balance as of December 31, 2022	207,823,774	$57,053,000

Since the shareholders of INX obtained control of the Company, the substance of the Transaction was a reverse takeover. As a result, the transaction is being accountant for as a reverse takeover asset acquisition with INX Ltd. identified as the acquirer, the net assets of Valdy being treated as the acquired assets and the Valdy share-based payment transaction related to the acquisition of the public company listing. Accordingly, the consolidated financial statements are presented as a continuation of INX Ltd.

On March 4, 2022, our Board of Directors authorized our management to repurchase shares of the Company (the “Repurchased Shares”) from their holders as the management deems required or desirable for the benefit of the Company pursuant to a normal course issuer bid under applicable Canadian law (“NCIB”). All the Repurchased Shares shall be canceled at such time. Repurchase of Repurchased Shares is subject to the following limitations (i) the maximum number of Repurchased Shares to be purchased does not exceed the greater of (A) such number of share constituting 10% of the shares of the Company in the Public Float, or (B) such number of share constituting 5% of the issued and outstanding listed securities of the Company during the 12-month period commencing when the Company receives approval of the NCIB, and (ii) the aggregate purchase amount of the Repurchased Shares in a certain calendar year will not exceed, together with the purchase amount of the Repurchased Tokens purchased in such calendar year (by INX), an amount of US$ 5 million. Such repurchases shall be subject to the provisions of any applicable law and regulation (including without limitation, to the rules of the NEO Exchange and Canadian securities laws) and to the advice of Company’s legal advisors.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

During the year ended December 31, 2022, the Company repurchased 96,500 shares at a cost of $29,000.

On August 30, 2022, 961,607 warrants granted under SAFE agreements were exercised by holders at $0.19 and converted to common shares. The Company received a total of $179,000 from the exercise of these warrants.

Share Based Payments

On December 29, 2017, the INXL board approved a resolution to reserve 4,373,135 ordinary shares of the Company for the purpose of an Employees Stock Option Plan (“ESOP”) and future grants to employees and consultants as the Board may approve from time to time.

INXL’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) on February 22, 2021, as amended from time to time (the “INXL Plan”), and INXL shareholders approved the Plan on March 18, 2021.

The INXL Plan provided for the grant of options to purchase ordinary shares and restricted shares of INXL to such employees, directors and consultants engaged by INX or any of its affiliates as the INXL board may approve from time to time. The INXL Plan further provided for the grant of options and restricted shares to service providers, and included U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted shares to such grantees.

Share options and warrants granted to employees and service providers pursuant to the INXL Plan during the year ended on December 31, 2021:

1.	On February 21, 2021, upon the adoption of a Plan by the Company, certain employees received 6,148,198 options exercisable into Ordinary shares of the Company at a price per share equal to the fair value per share at the date of the commitment to grant the options at $0.03-$0.13 per share. The options vest over periods of three to four years. The options are exercisable for a period of 10 years from the date of grant. During the year ended December 31, 2022, 750,000 of these options were exercised.

2.	On March 25, 2021, INXL granted to two U.S. employees, effective as of April 1, 2021, options to purchase 4,233,761 Ordinary Shares of INXL at an exercise price of $1.06 per share, vesting period over 3 years.

In connection with the Transaction, the INXL Plan was terminated and replaced by the INXD Omnibus Equity Incentive Plan (the “Plan”). Awards granted pursuant to the INXL Plan were exchanged, upon closing of the Transaction, for equivalent awards under the Plan.

The Plan provides for, among other things, the issuance of options to purchase common shares, restricted shares and restricted share units to employee, directors and service providers of the Company. The Plan includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted shares to such grantees. As of closing of the Transaction, 25,352,832 common shares of the Company were authorized for issuance pursuant to the Plan.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

On June 22, 2022, INX shareholders approved further increase of the common shares reserved for the purpose of the Plan. Subject to certain capitalization adjustments, the aggregate number of shares that may be issued pursuant to share awards under the Plan may not exceed 37,408,948 INXL shares.

Share and options granted pursuant to the Plan during the year ended December 31, 2022:

1.	On March 15, 2022, two officers received 5,036,132 restricted shares of the Company at cashless basis with vesting period of three to five years. During the year ended December 31, 2022 2,072,517 of these options were exercised.

2.	On March 15, 2022, the Company granted certain employees and a service provider, effective as of March 15, 2022, options to purchase 5,129,334 Common Shares of the Company at a price per share equal to the fair value per share at the date of the commitment at a price of CAD 0.64 ($0.50), with the vesting period of over 4 years.

3.	On March 24, 2022, the Company granted one employee, effective as of March 24, 2022, options to purchase 509,617 Common Shares of the Company at CAD 0.76 ($0.60), a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options with vesting period of over 4 years.

4.	On June 30, 2022, the Company granted one employee, effective as of June 30, 2022, options to purchase 786,535 Common Shares of the Company at CAD 0.31 ($0.25), a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options. Options are fully vested at the time of the grant.

5.	On June 30, 2022, the Company granted one employee, effective as of June 30, 2022, options to purchase 1,334,322 Common Shares of the Company at CAD 0.31 ($0.25), a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options. Options shall vest over the period of over 4 years with the first anniversary on May 2, 2023, with all options fully vested on May 2, 2026.

6.	On September 21, 2022, the Company granted one employee, effective as of September 21, 2022, options to purchase 1,325,946 Common Shares of the Company at CAD 0.265 ($0.20), a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options. Options shall vest over the period of over 3 years with the first anniversary on September 20, 2023, with all options fully vested on September 20, 2025.

7.	On October 18, 2022, the Company granted one employee, effective as of October 18, 2022, options to purchase 254,808 Common Shares of the Company at CAD 0.235 ($0.17), a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options. Options shall vest over the period of over 3 years with the first anniversary on October 18, 2023, with all options fully vested on October 18, 2025.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

8.	On November 30, 2022, the Company committed to grant options to its independent directors to purchase 928,399 Common Shares of the Company at CAD 0.165 ($0.12), a price per share equal to the fair value per share at the date of the commitment to grant the options. 397,886 options vest immediately on the date of the grant and remaining 530,514 options shall vest over the period of over 2 to 3 years with the first anniversary on November 30, 2023, with all options fully vested on November 30, 2025.

During the year ended December 31,2022, the following transactions relating to stock options were outstanding:

	2022		2021
	Number of Stock Options	Weighted average exercise price	Number of Stock Options	Weighted average exercise price
Balance as of January 1,	10,381,959	$0.48	-	$-
Granted	17,305,093	0.56	10,381,959	0.48
Exercised	(2,822,517)	-	-	-
Balance as of December 31,	24,864,535	0.55	10,381,959	0.48
INX Stock Options exercisable at the end of year	10,283,713	$0.30	5,396,720	$0.25

Annual Highlights & Results

Financial Highlights

The following table presents an overview of the Company’s assets, liabilities, shareholder’s equity and working capital as of December 31, 2022, and 2021 (in U.S. Dollars):

	December 31, 2022	December 31, 2021
Total assets	81,439,000	78,502,000
Total current liabilities	64,016,000	300,615,000
Shareholder’s equity	16,555,000	(222,934,000)
Working capital	(6,479,000)	(246,560,000)
Adjusted working capital (1)	51,948,000	45,896,000

(1)	Adjusted Working Capital defined as Working Capital excluding INX Token liability and INX Token Warrant Liability, which represents a non-cash fair value measured liability.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Cash and Cash Equivalents

As of December 31, 2022, the Company had a total of $19,864,000 in cash and cash equivalents, a decrease of $4,717,000 from December 31, 2021.

Total Current Assets

Total Current Assets increased to $57,537,000, as result of an increase in short-term investments of $5,033,000 , $2,597,000 increase in digital assets, increase in cash equivalents and short-term investments held in reserve fund of $2,310,000, an increase in derivative assets of $1,072,000 , which is offset by the decrease in cash and cash equivalents of $4,717,000, decrease in customer funds of $1,661,000 and decrease in other receivables of $1,152,000.

Reserve Fund

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters from its initial public offering in excess of $25,000,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund.”

On July 13, 2021, INX’s Board of Directors approved the Investment Policy of the Reserve Fund. Per the approved Policy, as amended on August 11, 2022, the Reserve Fund shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

As of December 31, 2022, INX has segregated $36,023,000, which is restricted as the Reserve Fund. The Reserve Fund is held in cash and cash equivalents, U.S. Treasury securities and investment grade corporate bonds held at financial institutions and brokerage firms.

Assets

As of December 31, 2022, and December 31, 2021, assets totaled $81,439,000 and $78,502,000, respectively. The net increase of $2,937,000 was primarily due to increases in the following:

1.	Short and long term investments, $5,033,000 and $4,254,000, respectively;
2.	Right-of-use-assets, net, as a result of a new office space lease agreement, $322,000;
3.	Digital assets, $1,597,000;
4.	Derivative assets, $1,072,000;
5.	Property, plant and equipment, net, $235,000;

and was offset by the decreases in the following:

1.	Cash and cash equivalents, $4,717,000;
2.	Customer funds, $1,661,000;
3.	Other receivables, $1,152,000;
4.	Loan receivable from related parties, $1,015,000 ;
5.	Intangibles assets, net, $866,000;
6.	Goodwill, $165,000.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Liabilities

Change in fair value of INX Token and INX Token warrants

Our balance sheet as of December 31, 2022 includes the INX Token liability of $56,847,000 compared to $282,642,000 as of December 31, 2021. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable account standards it is presented as a financial liability on our consolidated balance sheet due to the right of the INX Token holders to use the INX Token to pay transaction fees on the INX.One Trading Platform.

On December 31, 2022 and 2021, we measured the INX Token at fair value based on the closing market price of the INX Token (see further details in Note 12 in the audited consolidated financial statements).

Also, as of December 31, 2022 and December 31, 2021 the Company has granted 6,972,192 and 5,660,861, respectively, INX Token warrants to directors, employees and service providers. The INX Token warrant liability of $1,580,000 and $9,814,000 at December 31, 2022 and 2021, respectively, is presented at fair value based on Black-Scholes pricing model. (see further details in Note 13 in the financial statements).

Changes in fair value of the liabilities noted above are recorded through profit or loss in our consolidated statements of comprehensive income (loss). During the year ended December 31, 2022, the fair value of INX Tokens and INX Token warrant liabilities decreased by $226,044,000 and increased by $161,173,000, respectively, which is recorded as a gain (loss) in the statement of comprehensive income (loss).

INX Token Valuation

The fair value of each INX Token as of December 31, 2022, and December 31, 2021, was $0.43 and $2.20, respectively.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Results of Operations Overview

The following table presents an overview of the Company’s results of operations for the years ended December 31, 2022 and 2021:

(U.S. Dollars, except share and per share data)

	Year ended December 31,
	2022	2021
Revenue:
Trading and brokerage fees	$4,495,000	$2,544,000
Sales of digital assets	8,724,000	-
Cost of digital assets	(8,758,000)	-
Unrealized loss on sale of digital assets	(188,000)	-
Net gain (loss) on digital assets	(222,000)	-
Revenue, net	4,273,000	2,544,000

Operating income (expenses):
Research and development	(5,306,000)	(3,849,000)
Sales and marketing	(7,026,000)	(6,411,000)
General and administrative	(16,577,000)	(33,136,000)
Fair value adjustment on INX Token warrant liability to employees and service providers	8,294,000	(12,626,000)
Loss from operations	$(16,342,000)	$(53,478,000)
Unrealized gain (loss) on INX Tokens issued, net	226,044,000	(161,173,000)
Fair value adjustment on warrants to investors	4,255,000	-
Finance income	787,000	-
Finance expense	(674,000)	(427,000)
Listing expenses	(5,875,000)	-
Income (loss) before tax	208,195,000	(215,078,000)
Tax expenses	(119,000)	(157,000)
Net income (loss)	$208,076,000	$(215,235,000)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized (gain) loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)	424,000	-
Unrealized loss on securities at fair value through other comprehensive income (loss)	(1,353,000)	-
Adjustments arising from translating financial statements from functional currency to presentation currency	(513,000)	188,000
Total other comprehensive loss	(1,442,000)	188,000

Total comprehensive income (loss)	$206,634,000	$(215,047,000)
Earnings (loss) per share, basic	$1.02	$(1.36)
Earnings (loss) per share, diluted	$0.98	$(1.36)
Weighted average number of shares outstanding, basic	204,609,244	157,816,445
Weighted average number of shares outstanding, diluted	213,279,353	157,816,445

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Operating Results for the years ended December 31, 2022 and 2021.

Revenue

The Company generated $4,273,000 in revenue, net for the year ended December 31, 2022, compared to $2,544,000 for the year ended December 31, 2021. The increase of $1,729,000, mainly related to the increase of fees on listing and primary raises of security tokens of $396,000 and $1,343,000 related to brokerage fees on trading of foreign exchange and interest rate derivatives, and was offset by a decrease in trading and transaction fees of $10,000.

Total revenue earned in 2022 included trading and transaction fees of $236,000, listing fees of $416,000 and brokerage fees of $3,621,000.

Trading and transaction fees

Trading fee revenue consists of transaction revenue generated from trading and transaction fees from trades in security tokens and digital assets that occur on our INX.One platform. Trading fees earned are based on the price and quantity of the digital asset that is bought, sold, or converted and are published on our website (https://www.inx.co/fee-schedules/). Transaction fees may be either set as a fixed fee per transaction or as a percentage of the amount traded. Transaction revenue is recognized at the time the transaction is processed and is directly correlated with trading and transaction volume.

Listing fees

In 2022, we launched primary offerings of security tokens issued by our issuer clients on our trading platform INX.One. This service is offered by our SEC broker-dealer subsidiary INX Securities. Similar to the INX Token, security tokens listed by us are registered with the SEC and are deemed to be an “equity security” under relevant SEC rules and regulations. After the primary offerings are completed, tokens are expected to trade on INX.One is the secondary market. Listing fees are generated on each primary raise and are directly correlated to the total capital raised by the issuer.

Brokerage fees

Brokerage fees revenue consists of brokerage fees generated from trading in foreign exchange markets with global forex dealers and banks by one of our subsidiaries ILSB. Transactions denominated in foreign currency are recorded at the representative rate of exchange on the date of the transaction. Revenue from brokerage services are recorded on the date the service is provided or the operation is carried out and are based on notional amounts traded.

Revenue from purchases and sales of digital assets and trading of derivative contracts

As part of its risk management and trading activities, the Company holds, buys and sells digital assets and related derivatives such as digital currency forwards. Such digital assets and derivative contracts held by the Company are principally acquired for the purpose of selling in the near future. During the year ended December 31, 2022, the company did not generate a material net revenue from this activity. Proceeds from sale of digital assets and cost of digital assets sold were $9,094,000 and $9,128,000, respectively.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Research and Development Expenses

The company incurred $5,306,000 in research and development expenses for the year ended December 31, 2022, compared to $3,849,000 for the year ended December 31, 2021. Research and Development expenses increased by $1,457,000 for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was primarily driven by an increase of $2,689,000 in personnel cost and cost and services related to the development of our trading platform, which is offset by the decrease in share-based and token-based compensation expense of $1,104,000 and $128,000, respectively.

Sales and Marketing Expenses

The Company incurred $7,026,000 in sales and marketing expenses for the year ended December 31, 2022, compared to $6,411,000 for the year ended December 31, 2021. Sales and marketing expenses increased by $615,000 for the year ended December 31, 2022. This increase was driven by an increase in marketing campaigns of $1,033,000, an increase in customer support of $111,000, an increase in personnel cost of 1,012,000, and increase in token-based compensation expenses of $262,000, which was offset by the decrease in online marketing of $731,000, and decrease in share-based compensation expense of $1,072,000.

General and Administrative Expenses

The Company incurred $16,577,000 in general and administrative expenses for the year ended December 31, 2022, compared to $33,136,000 for the year ended December 31, 2021. The decrease of $16,559,000 was mainly driven by decreases related to: Token-based compensation expense of $6,093,000, share-based compensation of $7,589,000, IPO related costs of $5,168,000, registration fees $1,288,000. These decreases are offset by increases related to personnel cost of $983,000, software and web services of $250,000, legal and financial expenses of $561,000, amortization of intangible assets of $582,000, IFRS16 depreciation of $421,000, and other administrative costs of $782,000.

Income (loss) from Operations

For the years ended December 31, 2022 and 2021, the Company’s loss from operations was approximately $16,342,000 and $53,478,000, respectively.

Gain (Loss) on INX Tokens Issued

Based on the terms of the INX Token, as described in Note 1 of the consolidated financial statements, the INX Token is a hybrid financial instrument, accordingly, the Company elected, in accordance with IFRS 9, to designate the entire financial liability at fair value with changes in fair value of the liability recognized as gain or loss in the Company’s consolidated statements of comprehensive income.

The Company recorded gain on INX Tokens issued of $226,044,000 for the year ended December 31, 2022, compared to loss of $161,173,000 for the year ended December 31, 2021.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Net Income (Loss)

The Company’s net income for the year ended December 31, 2022, was $208,076,000 compared to net loss of $215,235,000 for the year ended December 31, 2021. The increase of $423,311,000 mainly relates to the fair value adjustments of INX Token liability.

Total Comprehensive Income (Loss) per Share

The total basic and diluted comprehensive loss per share for the year ended December 31, 2022 was approximately $1.02 and $0.98, respectively. The total basic and diluted comprehensive loss per share for the year ended December 31, 2021 was approximately ($1.36).

Operating Cash Flow

The Company’s net cash used in operating activities for the year ended December 31, 2022, was approximately $22,863,000, compared to $21,955,000 for the year ended December 31, 2021, respectively.

Adjusted Operating Cash Flow

Following an amendment to the INX Token rights which was approved by the Board of Directors of INX on May 17, 2019 (the “Token Rights Amendment”), the Holders of INX Tokens (other than the Company) are entitled to receive a pro rata distribution of 40% of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated annually as of December 31. The distribution is to be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year on April 30, commencing with the first distribution to be paid, if any. As of December 31, 2022, the cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected on April 30, 2023.

Adjusted Operating Cash Flow for the year ended December 31, 2022, was negative $22,863,000, compared to an Adjusted Operating Cash Flow of negative $21,955,000 for the year ended December 31, 2021, an increase in negative cash-flows from operations of $908,000.

Industry and Economic Factors Affecting Company’s Performance

We have an evolving business model

As blockchain assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. As a result, to stay current with the industry, our business model may need to evolve as well. From time to time we may modify aspects of our business model relating to our product mix and service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

General global market and economic conditions may have an adverse impact on the Company’s operating performance, results of operations and/or cash flow.

Weakness in the economy could have a negative effect on the Company’s business, operations and financial condition, including decreases in revenue and operating cash flow, and inability to attract future equity and/or debt financing on commercially reasonable terms. Additionally, in a down-cycle economic environment, the Company may experience the negative effects of a slowdown in trading and usage of the Company’s business platform and may delay or cancel the development, structuring, licensing and/or launch of any Token functionality. Suppliers with which the Company engages for servers, bandwidth, location and other services could also be negatively impacted by economic conditions that, in turn, could have a negative impact on the Company’s operations or expenses. There can be no assurance, therefore, that current economic conditions or worsening economic conditions or a prolonged or recurring recession will not have a significant, adverse impact on the Company’s business, financial condition and results of operations, and hence, the Company’s business platform and/or the ability to develop, structure, license and/or launch any Token functionality. Any such circumstances may then correspondingly negatively impact the functionality, liquidity, and/or trading price of INX Tokens.

Digital Assets Market Volatility and Inflation

2022 was a challenging year for digital assets markets and our transaction revenue. Elevated inflation led central banks worldwide to begin tightening policies, specifically raising key benchmark interest rates and winding down or halting asset purchases. In March 2022, the U.S. Federal Reserve raised the interest rates and continued to do so aggressively throughout the year, to curb inflation. An environment with rising interest rates makes investors more conservative, both because the cost of capital increases and yield-generating investments like fixed income products, which are seen as more conservative investments, become more profitable. As macroeconomic indicators like inflation remained high and interest rates rose throughout the year, digital assets market capitalization declined along with broader equity markets. Digital assets remain volatile and we have limited ability to forecast our transaction revenue which remain correlated with digital asset market capitalization and related volatility. In addition to our focus on cost reduction and efficiency, we are more rigorously assessing our product-market fit and planning for contingencies under these macroeconomic market conditions.

Several recent company failures and bankruptcies have adversely affected our industry

In 2022, several companies in the broader digital asset space failed or filed for bankruptcy protection. These companies include, but are not limited to FTX, Blockfi, Celsius, and Voyager. It is uncertain if failures of companies in the industry will continue at an inordinate rate. The Company’s business does not have a direct exposure to, and the Company is not a creditor of, any of the cryptocurrency market participants that recently filed for bankruptcy protection. At the time of filing this 20-F report, we have no assets, material or otherwise, that may not be recovered due to these bankruptcies, and we have no direct exposure to any other counterparties, customers, custodians or other crypto asset market participants known to have (i) experienced excessive redemptions or suspended redemptions or withdrawal of crypto assets, (ii) their crypto assets of their customers unaccounted for, or (iii) experienced material corporate compliance failures. Our business, financial condition and results of operations may not be immune to unfavorable investor sentiment resulting from these recent developments in the broader cryptocurrency industry. Also, as circumstances develop, additional companies might find themselves in a similar unfavorable position that might have a direct effect on the Company.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Moreover, while the Company has not been directly affected by recent crypto market events, our business, financial condition and results of operations may still be adversely affected by recent industry-wide adverse developments beyond our control. The bankruptcy filings of crypto companies over the last several months and other developments in the broader cryptocurrency space will likely attract heightened regulatory scrutiny from U.S. regulatory agencies and others. Increasing regulation and regulatory scrutiny may result in new costs for the Company and Company’s management having to devote increased time and attention to regulatory matters, and potentially change aspects of the Company’s business. In addition, regulatory developments and/or the Company’s business activities may require the Company to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, and supervision and examination for ourselves and our service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations, may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

Additionally, although we are not directly connected to the recent cryptocurrency market events, we may still suffer reputational harm due to our association with the cryptocurrency industry in light of the recent disruption in the crypto asset markets.

Recent bank failures in the U.S. may adversely affect our business and the industry we operate in

During March 2023, the banking industry in the U.S. experienced disruptions, characterized by the failure of Silvergate Bank, Silicon Valley Bank, and Signature Bank. All three banks serviced the digital asset industry and provided services that facilitated the transmission of money across the industry and between industry participants. While the Company was not directly affected by the failure of these three banks and did not hold any Company or customer funds at these banks, our business, financial condition and results of operations may still be adversely affected by these developments. First, the operation and business activity of companies within the cryptocurrency space might be damaged or encumbered. Secondly, other banks may also encounter similar problems in the near future, that will result in their failure. For these reasons and others, the Company might be directly or indirectly affected.

Moreover, these bank failures will likely attract heightened regulatory scrutiny from U.S. regulatory agencies and others. Increasing regulation and regulatory scrutiny may result in new costs for the Company and Company’s management having to devote increased time and attention to regulatory matters, and potentially change aspects of the Company’s business. In addition, regulatory developments and/or the Company’s business activities may require the Company to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, and supervision and examination for ourselves and our service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations, may have an adverse effect on our reputation and brand and our business, operating results, and financial condition. Further, these bank failures may hinder our ability to acquire bank accounts or payment services in the future. It is also unknown if additional bank failures will occur in the future.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Operational Highlights

On September 14, 2022, the Company launched INX.One. A single point of entry with one onboarding process and a unified graphic user interface for both digital assets that do not constitute securities platform operated through our subsidiary INX Digital Inc. (e.g. Bitcoin and Ethereum) and securities token platform (digital assets that constitute securities under applicable securities laws such as the INX Token and token of other issuers who chose to issue a security token to raise capital) operated through our subsidiary INX Securities LLC.

We offer professional traders, and retail and institutional investors INX.One, a trading platform with established practices common within other regulated financial services markets, such as customary trading and settlement procedures, regulatory compliance, capital and liquidity reserves and operational transparency.

Immediately after launching INX.One, the Company also introduced a referral program whereby customers could refer others and will receive a share of the referred customer’s trading revenue.

INX Digital Inc.(“INXD”), a Delaware corporation, is registered in 42 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital assets trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AAVE, AVAX, BTC, COMP, CRV, ETH, FTM, GYEN, LINK, LTC, MANA, MATIC, POWR, SAND, UNI, USDC, USDT, ZEC, ZUSD, YFI.

INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021 as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC. INXS continues to expand its product offering available on the INX.One Trading Platform and, during 2022, listed new digital security tokens, which, similarly to the previously listed INX Token, are now available for trading on the INX.One Trading Platform as a digital security under U.S. securities laws and regulations. INXS also continues to expand its service offering to customers from more jurisdictions globally and as during 2022 added 25 countries to the approved jurisdictions.

Additionally, INXS continues to enter into agreements with private companies globally for the initial primary offering of their equity by issuing digital assets that constitute equity securities under applicable securities laws. Following the initial offering by these private companies, which are available for investment to INXS customers, digital securities of these issuers are expected to be offered for trading on the regulated INXS Trading Platform in a secondary market. Subsequent to June 30, 2022, INXS successfully launched multiple digital security tokens for investment in the primary offering, which are exclusively available for purchase on the regulated INXS Trading Platform.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Joint Venture Agreement with SICPA

On December 15, 2022, INX entered into a shareholders’ and joint venture agreement with SICPA SA, a company organized under the laws of Switzerland, Mr. Yosef Meir Cohen and Mr. Hagai Itkin (“SICPA Agreement”), whereby parties to the agreement have agreed to joint their expertise and collaborate to develop central bank digital currency solutions with the utilization of blockchain technology. Subsequently, for the purpose of executing joint objectives under the SICPA Agreement, the parties agreed to form SICPA INX SA (“SICPA INX”), an entity organized under the laws of Switzerland. All parties to the agreement are to become shareholders of SICPA INX, with INX’s share of the issued and outstanding share capital to be 33 percent. Also, under the SICPA Agreement, INX is entitled to introduce a new partner within the first year from the date of the agreement, which, if approved by the majority shareholder, would be entitled to receive a maximum number of shares constituting 16.5 percent of the issued and outstanding share capital of SICPA INX, which shall be reduced from INX’s initial allocation of shares. In relation to the SICPA Agreement, INX also intends to enter into a service agreement with SICPA INX to license its technology and provide technology support and management services for a period of one year in return for compensation.

Key Management Changes

During the year, the Board of Directors of the Company approved and the Company announced the following appointments:

●	Renata Szkoda as the Company’s Chief Financial Officer
●	Keren Avidar as the Company’s General Counsel

Effective December 31, 2022, Mr. Douglas Borthwick, the Chief Business Officer resigned from the Company .

Related Party Transactions

The Company’s related parties include its subsidiaries, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility, directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

Compensation to Directors and Key Management Personnel

Each of the Company’s director receives a monthly fee of $4,000 for the term of the engagement. In addition, each Director receives one-time payments of $1,000 in consideration for the participation in a committee meeting of the Board.

Further, each Director is entitled to receive an option to purchase 3,500 INX Tokens each month at an exercise price equal to the fair market value of the INX Token at the date of the grant.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Compensation provided to key management personnel and directors for the years ended December 31, 2022, and 2021 was as follows:

(U.S. Dollars)

	Year ended December 31,
	2022	2021
Research and Development:
Compensation and benefits	$738,000	$598,000
Share-based compensation	93,000	391,000
INX Token based compensation	9,000	448,000
Sales and marketing:
Compensation and benefits	369,000	4,406,000
Share-based compensation	176,000	2,783,000
INX Token based compensation	298,000	3,878,000
General and administrative:
Compensation and benefits	1,931,000	1,577,000
Share-based compensation	520,000	6,883,000
INX Token based compensation	275,000	2,249,000
	$4,409,000	$23,213,000
Fair value adjustment of INX Token and warrant liabilities	$(20,133,000)	$24,673,000

Agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”)

Under a service agreement dated September 26, 2017, as amended in December 2017 and January 31, 2018, A-Labs, a shareholder of the Company, provided services to the Company which included, among others, development, planning, management, execution, branding and marketing outside of the US with relation to the Offering of the INX Tokens on behalf of the Company (the “A-Labs Agreement”). In consideration for these services, during 2021, the Company paid A-Labs $4,140, which is included in Listing expenses.

A-Labs also received a grant of 4,550,000 INX Tokens at a fair value of $6. In addition, pursuant to an agreement signed contemporaneously with the A-Labs Agreement, the Company issued 1,120,000 Ordinary shares to A-Labs. The fair value of the shares issued of $136 ($175 less the payment of $39 required for those shares), is deemed as additional consideration for the services to be provided by A- Labs and was recorded during the year ended December 31, 2021.

In addition, on July 29, 2021, the Company made a payment to A-Labs of $1,001 and granted A-Labs with an option to purchase 1,527,084 Tokens. These options were exercised during 2022 and vest on July 12, 2024. During the year ended December 31, 2021, the Company recognized an expense related to token options of $ 4,140 which is included in Listing expense.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Loans to Related Parties

On December 31, 2021, INX entered into loan agreements with two officers of the Company in the amounts of $611 and $404, respectively. On March 24, 2022, the Board of Directors of the Company approved an increase of the total loan amount from $1,015 to $ 1,233. The loans were non-recourse and were provided in order to enable the officers to exercise INX Token warrants granted to them in connection with their services to the Company and to cover the income tax liability incurred by the officers with respect to the warrants. On May 2, 2022, the Board approved a repurchase of 1,546,224 INX Tokens by INX from the officers at market price of such Tokens as of April 29, 2022 of $0.80, with proceeds to be used for the repayment of the loans and accrued interest. As of December 31, 2022, the loans were repaid.

Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, the Company entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly-owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is the Chairman & CEO. Mr. Weild serves as the Chairman of the board of the Company. Under the advisory agreement, the Company agreed to pay Weild Capital a nonrefundable advisory fee of $90,000 plus a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60 million, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60 million, subject to a minimum transaction fee of $1.4 million, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated within 12 months after the termination of the Weild Agreement, the Company is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of the Company. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by the Company under the investment transaction.

Summary of Quarterly Results

(U.S. Dollars in thousands)

	Three months ended
	December 31 2022	December 31 2021	September 30 2022	September 30 2021	June 30 2022	June 30 2021	March 31 2022	March 31 2021
Total revenue, net	724,000	1,219,000	1,101,000	1,058,000	887,000	267,000	1,561,000	-
Income (loss) from operations	(5,415,000)	(27,577,000)	(6,692,000)	(599,000)	(5,284,000)	(15,002,000)	1,049,000	(10,300,000)
Income (loss) before tax	29,881,000	54,063,000	(10,142,000)	(242,376,000)	76,965,000	(16,589,000)	111,491,000	(10,176,000)

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Fourth Quarter

Operating Results from the Fourth Quarter of 2022

Revenue, net

The Company generated $724,000 in revenue for the three months ended December 31, 2022, compared to $1,219,000 for the three months ended December 31, 2021. Revenue decreased by $495,000, mainly related to the decrease of $247,000 in brokerage fees on trading of foreign exchange and interest rate derivatives, fees earned on trading of digital assets of $265,000, which is offset by an increase in trading fees and fees related to primary raises of security tokens of $17,000.

Research and Development Expenses

The Company incurred $1,366,000 in research and development expenses for the three months ended December 31, 2022, compared to $1,837,000 for the three months ended December 31, 2021. Research and development expenses decreased by $471,000 for the three months ended December 31, 2022, compared to the three months ended December 31, 2021. The decrease was mainly driven by share- based compensation of $584,000, a decrease in token-based compensation of $124,000, which is offset by increase of $288,000 in technology personnel and outsourced technology service providers.

Sales and Marketing Expenses

The Company incurred $809,000 in sales and marketing expenses for the three months ended December 31, 2022, compared to $3,567,000 for the three months ended December 31, 2021. Sales and marketing expenses decreased by $2,758,000 for the three months ended December 31, 2022, compared to the three months ended December 31, 2021. This decrease was mainly driven by decrease in share-based compensation expense of $2,355,000, decrease in sales and marketing personnel expense of $210,000, decrease in customer support of $106,000, and decrease in online marketing of $59,000, which is offset by an increase in token-based compensation expense of $135,000.

General and Administrative Expenses

The Company incurred $5,004,000 in general and administrative expenses for the three months ended December 31, 2022, compared to $10,765,000 for the three months ended December 31, 2021. The decrease of $5,761,000 was mainly driven by decreases related to: share-based compensation of $2,768,000, stock-based compensation of $2,279,000, IPO related costs of $429,000 and personnel cost of $774,000, which is offset by increase in compliance expenses of $159,000.

Income (loss) from Operations

For the three months ended December 31, 2022 and 2021, the Company’s loss from operations was approximately $5,415,000 and $27,577,000, respectively.

Gain (Loss) on INX Tokens Issued

Based on the terms of the INX Token, as described in Note 1 of the consolidated financial statements, the INX Token is a hybrid financial instrument, accordingly, the Company elected, in accordance with IFRS 9, to designate the entire financial liability at fair value with changes in fair value of the liability recognized as gain or loss in the Company’s consolidated statements of comprehensive income.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

The Company recorded gain on INX Tokens issued of $35,102,000 for the three months ended December 31, 2022, compared to a gain of $82,050,000 for the three months ended December 31, 2021.

Net Income (Loss)

The Company’s net gain for the three months ended December 31, 2022, was $29,883,000 compared to net gain of $53,906,000 for the three months ended December 31, 2021. The decrease of $24,023,000 mainly relates to the fair value adjustments of INX Token liability.

Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

Key assumptions made in the consolidated financial statements concerning uncertainties at the reporting date that may result in a material adjustment to the carrying amount of the INX Token liability and INX Token warrant liability within the next financial year are discussed in Note 11 and Note 12.

The underlying value of the equity investment includes valuations of investments in private companies. When the fair value of the investments in private companies cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data is not available, judgment is required to establish fair value and this value may not be indicative of recoverable value. The Company consistently assesses the overall carrying value of its Other investments to ensure that it is carried at no more than its recoverable amount. The Company did not recognize impairment related to Other investments during the year ended December 31, 2022 (Note 4).

Many aspects of the digital currency and blockchain industry have not yet been addressed by current IFRS guidance. The Company is required to make significant assumptions and judgments as to its accounting policies and the application thereof, which is disclosed in the notes to the consolidated financial statements. If specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s profit or loss and financial position as currently presented.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Discount rate for a lease liability

When the Company is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

Impairment of goodwill

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

Determining the fair value of an unquoted financial liability

The fair value of unquoted warrant liability in Level 3 of the fair value hierarchy is determined using the Black and Scholes option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of and expected dividend yield.

Changes in Accounting Policies including Initial Adoption

The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2, Inventories, in characterizing certain of its holdings as inventory, or more specifically, certain holdings of digital assets. Such digital assets held by the Company are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, therefore, they are accounted for as inventory, and changes in fair value (less cost to sell) should be recognized in profit or loss.

Digital assets not characterized as inventory are classified as indefinite life intangible assets, and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Liquidity and Capital Resources

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

As of December 31, 2022, our operating capital of $29,551,000 is held in cash and cash equivalents, U.S. Treasury securities, and marketable corporate bonds as follows:

(U.S. Dollars)

	December 31, 2022	December 31, 2021
Cash and Cash equivalents	$19,864,000	$24,581,000
Short-term investments (*)
U.S. Treasury securities	$3,444,000	$-
Corporate bonds – marketable investments	1,589,000	-
Total short-term investments	5,033,000	-
Long-term investments
Corporate bonds – marketable investments (*)	4,254,000	-
Other investments (**)	400,000	400,000
Total long-term investments	4,654,000	400
	$9,687,000	$400,000
	$24,551,000	$24,981,000

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Reserve Fund (otherwise referred to as Cash Fund)

In addition, as of December 31, 2022 and 2021, INX has segregated $36,023,000, which is restricted as the Reserve Fund set aside to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

(U.S. Dollars)

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$5,824	$21,987
Short-term investments
U.S. Treasury securities	6,141	-
Corporate bonds – marketable investments	12,332	-
Total short-term investments	18,473	-
Long-term investments
U.S. Treasury securities	474	-
Corporate bonds and loans (principally) – marketable investments	11,252	14,036
Total long-term investments	11,726	14,036
Total Reserve fund	$36,023	$36,023

Digital assets

As of December 31, 2022, we held $2,597 of digital assets for operating purposes at fair value.

Material cash commitments and contractual obligations

As of December 31, 2022, we have the following short and long-term cash commitments and contractual obligations:

(U.S. Dollars)

	December 31,
	2022	2021
Current liabilities:
Accounts payable and accrued expenses	$2,461,000	$3,170,000
Funds due to customers	2,609,000	4,270,000
Lease liability	519,000	319,000
Total current liabilities	5,589,000	7,759,000
Non-current liabilities:
Lease liability	868,000	821,000
Total non-current liabilities	868,000	821,000
Total Liabilities	$6,457,000	$8,580,000

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

We are required to hold corporate liquid assets or net worth at our subsidiaries to meet capital requirements established by our regulators based on statutory net capital requirements. We are in compliance with these capital requirements.

Operating capital

To date, although we have generated brokerage fee revenue through ILSB as well as trading and transaction fees, and listing fees earned on our security token and digital assets business offered by INX Securities and INX Digital, we have mainly financed our operations through equity investments made by our shareholders and the INX Token Offering in the US and the Valdy Transaction in Canada.

Our future expenditures and capital requirements will depend on numerous factors, including our growth, our ability to acquire and retain new clients utilizing our services and attract issuers to issue security tokens and list them on INX One for trading, as well as the continuing market acceptance of our products and services and digital assets and blockchain technology and overall economic conditions.

We believe that our existing operating capital is sufficient in both the short and long term to meet our operating requirements, including meeting our working capital and capital expenditure requirements.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of December 31, 2022.

Risk and Uncertainties

In addition to the risks contained herein, the disclosure in this MD&A is subject to, and should be read in conjunction with, the risk factors outlined in the AIF filed on the Company’s SEDAR profile at www.sedar.com and in the Company’s MD&A Risks and Uncertainties section.

Financial Instruments and Risk Management

Financial risk management objectives and policies

Activities of the Company may expose it to a variety of financial and related risks: credit risk, market risk, liquidity risk, digital asset risk, loss of access risk, irrevocability of transactions, and regulatory oversight risk, among others. The Company seeks to mitigate potential adverse effects of these risks on performance and the Company’s financial position by employing experienced personnel, monitoring of market events, maintaining sufficient liquidity, implementing appropriate policies and procedures addressing significant financial risks and diversifying the Company’s business strategy within the constraints of the Company’s objectives.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company’s cash and cash equivalents, investments and digital assets are exposed to credit risk. The Company limits its credit risk by placing its assets with high credit quality banks, financial institutions and digital assets custodians that are believed to have sufficient capital to meet their obligations. While the Company intends to only transact with counterparties that it believes to be creditworthy there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss as a result. It is the Company’s policy to monitor the creditworthiness of its counterparties and to minimize the concentration of credit risk to mitigate significant loss caused by potential counterparty’s failure.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Market risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company’s investments are susceptible to also market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company’s investment guidelines.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due, as well as the risk of not being able to liquidate invested assets at reasonable prices. The Company manages liquidity risk by maintaining sufficient cash balances and investing capital reserves in highly rated, marketable financial instruments that allow meeting liquidity obligations in the ordinary course of business as well as under increased liquidity demands.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign currency exchange rates. The Company’s exposure to foreign currency risk relates primarily to the Company’s continuing operation (when revenue or expense is recognized in a different currency from the Company’s presentation currency).

Technology risk

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction user must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware, and could lead to theft of the Company’s digital wallets and the loss of the Company’s and customers’ digital assets. The Company manages the cybersecurity risk by maintaining strict system and operational controls, the ongoing monitoring of the system and transactions, and following internal policy designed to address the security of private keys.

The blockchain technology is a nascent and rapidly changing technology and use of blockchain networks and blockchain assets in the retail and commercial marketplace remains relatively small. The slowing or stopping of the development or acceptance of blockchain networks may adversely affect INX and the Company.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Cyber security attack risk

INX networks operate based on some form of open-source software. An open-source project is not represented, maintained or monitored by an official organization or authority. Because of the nature of open-source software projects, it may be easier for third parties not affiliated with the issuer to introduce weaknesses or bugs into the core infrastructure elements of the blockchain network. This could result in the corruption of the open-source code which may result in the loss or theft of blockchain assets.

Loss of access risk

The loss of access to the private keys associated with holdings of digital assets may be irreversible. Digital assets are controllable only by individuals that possess both the unique public key and private key or keys relating to the “digital wallet” in which digital assets are held. To the extent a private key is lost, destroyed or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

Irrevocability of transactions

Digital asset transactions are irrevocable and stolen or incorrectly transferred digital assets may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Regulatory oversight risk

The regulatory regimes governing blockchain technologies, blockchain assets and the purchase and sale of blockchain assets are uncertain, and new regulations or policies may materially adversely affect the development of blockchain networks and the use of blockchain assets. Such regulatory changes or actions may restrict the use of digital assets or the operation of blockchain networks in a manner that adversely affects operations of the Company.

Corporate Governance

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three directors, all of whom are independent, meets with management of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters as required.

Other Information and Disclaimer No Offer or Solicitation

This report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.